FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gas Natural Website

This is a translation of a Spanish language press release,

In case of discrepancies, the Spanish version will prevail.

The Jurado de Autocontrol (Panel for Self-Monitoring) sides with Gas Natural and resolves that Endesa carried out illegal comparative advertising

•	The Panel, an ethics supervisory body of the Association for the Self-Regulation of Commercial Communications (Self-Monitoring) (Asociación para la Autorregulación de la Comunicación Comercial (Autocontrol)) orders Endesa to cease the broadcast of a television commercial because it violates Rule 22 of the Code of Advertising Conduct.

•	In its resolution, the Panel indicated that “the characteristics that are the subject of the comparison are not connected or analogous” and that, furthermore, Endesa “is limited to making a blanket disqualification” of GAS NATURAL.

•	The Advertising Panel dismissed the appeal filed by Endesa and confirmed its decision.

The Advertising Panel, an ethics supervisory body of the Association for the Self-Regulation of Commercial Communications (Self-Supervision), has sided with GAS NATURAL and has resolved that Endesa, in one of its recent commercial advertising campaigns, has violated the mandatory requirements of comparative advertising and has been limited to making a blanket disqualification of GAS NATURAL.

The advertising campaign that is the subject of the claim by GAS NATURAL is an advertisement by Endesa in which two persons, on a divided screen, defend various offers for gas, one of them from Endesa.

On March 31, 2006, GAS NATURAL filed a complaint against this advertisement considering that it was making a comparison that was “illegal, since it was false, unnecessarily disdainful and attempted to denigrate its competitors.”

In its resolution, the Advertising Panel accepts the arguments of GAS NATURAL in considering that the advertisement “does not provide objective information on the characteristics of the products of the advertiser nor of the company being implicitly referred to”, but instead only “compares Endesa’s business offer with the fundamental elements on which the communication and the competitor’s advertising messages hinge.”

The Panel concluded, in its decision, that “the characteristics which are the subject of comparison are not connected or analogous” and that, furthermore, Endesa “is limited to making a blanket disqualification” of GAS NATURAL.

It also states that Endesa’s campaign violates Article 22 of the Code of Advertising Conduct, which provides that comparative advertising must be based on fundamental, connected, analogous and objectively demonstrable characteristics.

Endesa’s appeal, dismissed

On May 5, Endesa filed an appeal before the plenary Jurado de Autocontrol (Panel for Self-Monitoring) to reverse this decision, asserting that its advertising “is accurate and straightforward with consumers.”

On May 18, the plenary Jurado de Autocontrol (Panel for Self-Monitoring) dismissed the appeal filed by Endesa, and confirmed the prior decision, upholding that the advertisement in question violates Rule 22 of the Code of Advertising Code, and ordered that the advertiser cease the disputed advertisement.

Autocontrol is an association comprised of advertisers, agencies, communications media and other commercial communications service companies, which prevents and resolves potential advertising disputes, establishing a framework of ethics for the development of responsible and truthful commercial communication.

Barcelona, June 1, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: June 2, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer